November 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Ms. Pamela A. Long
                  Assistant Director

Re:	Orion Marine Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on October 2, 2007 File No. 333-145588
Ladies and Gentlemen:
     We are writing on behalf of our client, Orion Marine Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2007, with respect to the review of the Company’s Amendment No. 1 to Form S-1 initially filed with the Commission on October 2, 2007, File No. 333-145588 (“Amendment No. 1”). For your convenience, the numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set forth below each numbered paragraph is the Company’s response to the Staff’s comments.
     We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
General
1. We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Prior to the effective date of the registration statement, the company should submit on EDGAR a separate letter or include in its acceleration request the Tandy representations.
The Company will include the Tandy representations in its acceleration request.
Cover Page
2. We note your response to comment 2 in our letter dated September 14, 2007. Please revise the language to state that the selling shareholders “will” sell at prices within the bona fide range until your securities are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices.
In response to the Staff’s comments, the relevant language on the cover page has been revised.

Legal Proceedings, page 59
3. We note your response to comment 10 in our letter dated September 14, 2007. Please quantify the relief sought in the pending lawsuit.
In response to the Staff’s comments, we have revised the filing on page 60 to reflect the following information. The plaintiffs in the pending lawsuit have not specified the amount of damages claimed. Furthermore, as a matter arising in admiralty, which is subject to statutory limitations provided under the Limitation of Liability Act (46 USC §30505), the Company believes that its liability is limited to the value of its vessels involved in the dredging work. In addition, the Company maintains insurance which should cover any liability that may be incurred by the Company, further limiting the Company’s potential exposure. Therefore, the Company believes that its exposure is limited to its deductible under this insurance policy, which is $100,000, of which approximately $32,000 remains before insurance coverage would commence.
Compensation Discussion and Analysis, page 67
Performance-Based Incentive Compensation, page 69
4. We note your response to comment 13 in our letter dated September 14, 2007. Please clarify on page 71 how the formulas apply to both the 80% to 100% and above 100% 2007 Net Cash Flow targets. Based on our conversation with counsel, it appears that the following should be disclosed.
•	Describe the terms in the formula on page 71.

•	Disclose that a number (100) is applied against the Target Pool in the numerator.

•	Disclose that the numerator, the Target Pool, was set at the compensation committee’s discretion for 2007 at $500,000.

•	Disclose that the denominator is the actual NCF less the 80% of the target NCF.

•	Disclose that if the actual 2007 NCF is between 80% and 110% target NCF, the formula is multiplied against each $1,000 of the actual NCF that exceeds 80% of the target NCF.

•	Disclose that if the actual 2007 NCF is above 100% target NCF target, then the formula on page 71 is multiplied by a factor of 2.5 for each $1,000 of the actual NCF that exceeds 110% of the target NCF.
Please also provide some examples for calculating the performance-based incentive bonuses for one of the executive officers.
In response to the Staff’s comments, the discussion of Performance-Based Incentive Compensation at pages 71 and 72 has been clarified to more thoroughly discuss how the bonus pool formulas apply to Net Cash Flows that are between 80% to 110% and above 110% of the target. In particular:
•	The format of the formulas that previously appeared on page 71 has been modified to simplify their presentation by putting the entire formula in algebraic format, instead of partially in prose and partially in algebraic format. As a result, in the revised format it is not necessary to multiply the numerator by 100 or to use a step function for each $1,000 of Net Cash Flow.

•	Disclosure has been added to state that the $437,500 2007 target bonus pool amount and other similar amounts for 2007 were set at the compensation committee’s discretion. A more exact amount of $437,500 has been used for the 2007 target bonus pool, instead of approximately $0.5 million.

•	The denominator in the formulas has been revised to read “20% of target Net Cash Flow,” as opposed to the equivalent “Net Cash Flow — Trigger Point”. Although these are different ways of expressing the same number, the Company believes the new formulation is clearer.

•	The discussion has been revised to state that, for ease of administration, the company only adds to the bonus pool for each $1,000 of increase in actual Net Cash Flow. This is equivalent to stating that the formula is multiplied against each $1,000 of actual Net Cash Flow that exceeds 80% of the target, but the Company believes it is easier to understand.

•	The 2.5x factor has been added into the algebraic formula for the bonus pool. The Company believes this presentation is clearer than describing the 2.5x factor in prose.

•	The discussion has been expanded to provide examples of the calculation of the overall bonus pool at two different hypothetical levels, as well as an example of the calculation of the President’s portion of the overall bonus pool at the same two hypothetical levels. In addition, the table showing how much certain named officers would receive at 90%, 100% and 125% of the 2007 target Net Cash Flow has been retained.
Selling Shareholders, page 87
5. With respect to the shares to be offered for resale by each selling shareholder that is a nonpublic legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. See Interpretation 4S of the Regulation S-K section of the Manual of Publicly Available Telephone Interpretations (March 1999 Supplement).
In response to the Staff’s comments, footnotes have been added to the selling shareholder table on pages 89-106, where appropriate, to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares to be offered by shareholders that are nonpublic legal entities.
6. We note your response to comment 16 in our letter dated September 14, 2007. Please disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.
In response to the Staff’s comments, footnotes have been added to the selling shareholder table on pages 89-106, where appropriate, to disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the Company or any of its predecessors or affiliates. This disclosure only applies with respect to Richard L. Daerr, who serves on the Company’s board of directors.
7. We note your response to comment 17 in our letter dated September 14, 2007. Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker-dealer. It appears that at least several selling shareholders are also broker-dealers. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. It is not sufficient to say that such selling shareholders may be deemed to be underwriters as you disclose in footnote (2) on page 100. Broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.
In response to the Staff’s comments, footnotes have been added to the selling shareholder table on pages 89-106 to disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker-dealer. The footnotes have also been amended, where appropriate, to state that if a selling shareholder is a broker-dealer, such seller is an underwriter. If a selling shareholder is an affiliate of a broker-dealer, the footnote provides the representation that (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, if such representation has been made by the selling shareholder to the Company. If no such representation has been made, the footnote provides that the seller is an underwriter.

Annual Audited Consolidated Financial Statements
Note 1- Summary of Significant Accounting Policies: Property and Equipment, page F-10
8. We note your responses to comments 26 and 27 in our letter dated September 13, 2007. Please revise your filing to clarify, if true, that in situations where a significant upgrade or dry docking activity results in a revision to the estimated useful life of your equipment, you account for the change in useful life prospectively as a change in accounting estimate. Refer to paragraphs 19 and 20 of SFAS 154.
In response to the Staff’s comments, the filing has been amended on pages F-10 and F-32 to clarify the Company’s capitalization policy. Dry-docking activities normally do not result in a revision to the estimated useful life of the asset. If warranted, the Company may significantly upgrade its equipment, as was the case with a dredge in 2006. The Company accounted for the change in useful life prospectively. The change in accounting estimate for this asset did not have a material impact on results of operations, financial condition or earnings per share.
Note 9 — Commitments and Contingencies, page F-18
9. Please revise your footnotes to include a description of the material legal proceedings discussed in the second paragraph of the legal proceedings section on page 59. Please also include any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us how you determined these disclosures were not necessary.
The footnotes on pages F-18 and F-40 have been amended to include a description of the legal proceedings as discussed on page 59. Although the suit brought by residents and landowners of New Orleans resulting from damages related to Hurricane Katrina is significant, the Company is one of numerous defendants in this case. The plaintiffs in the pending lawsuit have not specified the amount of damages claimed. Furthermore, as a matter arising in admiralty, which is subject to statutory limitations provided under the Limitation of Liability Act (46 USC §30505), the Company believes that its liability is limited to the value of its vessels involved in the dredging work. In addition, the Company maintains insurance which should cover any liability that may be incurred by the Company, further limiting the Company’s potential exposure. Therefore, the Company believes that its exposure is limited to its deductible under this insurance policy, which is $100,000, of which approximately $32,000 remains before insurance coverage would commence. The Company has not accrued a liability for the resolution of these claims because it believes that an unfavorable outcome is unlikely and that it is not probable that the Company has incurred a liability related to this matter.
Note 15 — Enterprise Wide Disclosures, page F-22
10. We note your response to comment 21 in our letter dated September 13, 2007. We also note from your disclosures on page 1 that you provide marine construction services in several geographical areas, including the Caribbean Basin. Thus it appears that at least a portion of your revenues are generated outside of the United States. Please revise to include the information about geographic area required by paragraph 38 of SFAS 131.

Revenues generated from contracts outside the United States have been added to the disclosure on page F-22.
Please direct any questions, comments or requests for additional information to the undersigned at (512) 542-8539. Thank you for your courtesy and cooperation.
Very truly yours,
/s/ Kyle K. Fox
Kyle K. Fox
Vinson & Elkins, LLP